UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For December 12, 2011

Commission File Number: 000-51672

FreeSeas Inc.

10, Eleftheriou Venizelou Street (Panepistimiou Ave.)

106 71, Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

Explanatory Note

FreeSeas Inc. (the “Company”) is filing this Amendment No. 1 on Form 6-K/A to its Form 6-K dated November 25, 2011 solely to file as exhibits the Fourth Supplemental Agreement dated July 15, 2011 with Credit Suisse and the Fifth Supplemental Agreement dated November 7, 2011 with Credit Suisse. These supplemental agreements amend the Company’s existing credit facility with Credit Suisse. See Recent Developments in Exhibit 99.2 to the Form 6-K dated November 25, 2011 for more information.

Attached hereto as Exhibits 99.3 and 99.4 are copies of (i) the Fourth Supplemental Agreement with Credit Suisse; and (ii) the Fifth Supplemental Agreement with Credit Suisse.

This report on Form 6-K and the exhibits attached hereto are incorporated by reference into the Registrant’s Registration Statements on Form F-3, Registration Nos. 333-145098 and 333-149916.

SUBMITTED HEREWITH:

Exhibits

99.3	Fourth Supplemental Agreement with Credit Suisse.

99.4	Fifth Supplemental Agreement with Credit Suisse.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereto duly authorized.

FreeSeas Inc.

Date: December 12, 2011
	By:	/s/ Alexandros Mylonas
		Name:	Alexandros Mylonas
		Title:	Chief Financial Officer

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